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___________________________________
                                        :
         IN THE MATTER OF               :
                                        :
ALLEGHENY ENERGY, INC. et. al.          :
                                        :    CERTIFICATE
         File No. 70-8411               :    PURSUANT TO RULE 24
                                        :    FOR THE QUARTER ENDED
     (Public Utility Holding            :    JUNE 30, 1998
      Company Act of 1935)              :
___________________________________     :




          Through June 30, 1998, Allegheny Energy, Inc. (Allegheny) has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $49,377,665. See attached consolidated financial statements for the quarter ended June 30, 1998. During the second quarter of 1998, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by AYP Capital during the second quarter of 1998 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

           AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, AYP Capital and EUA-
        Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex.
        Pending resolution of outstanding jobs, the APS
        Cogenex joint venture continues to exist.

           AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.


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  C.    EWGs and FUCOs

           AYP Capital, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. AYP Capital invested in a Bolivian, natural gas pipeline company in the second quarter. As of the end of the second quarter of 1998, AYP Capital has invested $4,649,016 in LAEEF.

           AYP Energy continues as an exempt wholesale generator ("EWG") and power marketer.

  D.    Real Estate Activities

        No new activities.

  E.    Insider Heat Pump Distributorship

           During the second quarter, AYP Capital, Inc., has continued its activities in marketing and selling Insider heat pumps.

        F. HVAC and Appliance Warranties/Power Quality
        Devices

           No new activities.

II. Guarantees or assumption of liabilities by Allegheny on behalf of AYP Capital or its subsidiaries

           Allegheny continues to provide a Support
        Agreement to AYP Energy in connection with a $15 million discretionary line of credit for AYP Energy for the issuance of standby letters of credit for the benefit of AYP Energy's activities.

           Allegheny Energy is providing support to AYP
        Capital in connection with a $5 million
        discretionary line of credit for AYP Capital to be utilized by AYP Capital's subsidiary Allegheny
        Energy Solutions as working capital.  Allegheny
        Energy is providing support to AYP Energy trading activities by providing parent guarantees to AYP
        Energy counterparties. Through the second quarter of 1998, Allegheny Energy has provided guarantees of support in the amount of $21,010,000.

III.    Services Provided by AYP Capital to Associate
Companies

           AYP Capital did not provide any services to associate companies during the second quarter of 1998.


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IV.     Factoring Activities

           AYP Capital did not perform any activities associated with the factoring of accounts receivable in the second quarter of 1998.

                               ALLEGHENY ENERGY, INC.



                               By /s/ Carol G. Russ
                                      Carol G. Russ
                                      Counsel

                                      AYP CAPITAL, INC.



                                By /s/ Carol G. Russ
                                       Carol G. Russ
                                       Counsel


Dated: August 25, 1998